[Hecla Logo]                                                       Exhibit 13
                                                                        98-06
                     HECLA REPORTS SUCCESSFUL SECOND QUARTER
                       For the Period Ended June 30, 1998
                           For release: August 4, 1998

     COEUR D'ALENE, IDAHO - Hecla Mining Company (HL & HL-PrB:NYSE) today reported second quarter 1998 income applicable to common shareholders of $1 million, or 2 cents per common share, after the payment of a quarterly dividend of $2 million to holders of preferred stock. The second quarter earnings for 1998 are virtually the same as the second quarter of 1997, when Hecla reported earnings of $1 million, or 2 cents per common share. Second quarter 1998 results were positively impacted by good performance from operations, a gain on the sale of Metaline Contact Mines stock of $1.2 million, lower exploration expenditures compared to the same period last year, the sale of land near Hecla's corporate headquarters in Coeur d'Alene, Idaho, and from reduced foreign taxes and anticipated refund claims.

     Year to date, Hecla has earned $1.8 million, or 3 cents per common share, compared to a loss of $0.5 million, or 1 cent per common share, during the first six months of 1997. Better performance in 1998 is attributable to improved results from the silver and industrial minerals segments, as well as income from the sale of property and investments. Both the industrial minerals and silver segments have shown significantly better results in the first six months of this year, compared to the same period last year. Hecla's gold operations have exceeded expectations and continue to be profitable by maintaining very low-cost production. However, falling gold prices and a decrease in production have affected profits in that segment compared to the first six months of 1997.

     Arthur Brown, Hecla's chairman and chief executive officer, said, "Precious and base metals prices remain depressed, so we're especially pleased to be able to report earnings for two consecutive quarters. We've made significant progress in lowering our cash cost per ounce of silver from the first to second quarters. Fortunately, Hecla has some excellent silver, gold and industrial mineral properties. Through the good efforts of our people at those properties, we are able to continue to produce gold and silver at low cash costs, which is key to the company's long-term success."

METAL PRICES
     The gold price remained depressed during the second quarter of 1998, averaging $300 per ounce, compared to a price of $343 per ounce in the same period a year ago, a 13% decrease. The silver price, on the other hand, has improved from a year ago, averaging $5.71 per ounce during the second quarter of 1998, compared to $4.76 per ounce in the second quarter of 1997. However, the silver price has suffered compared to the first quarter of this year, when it averaged $6.24 per ounce. Lead and zinc, important by-products of Hecla's silver mines, are both at significantly lower prices than a year ago. During the second quarter of this year, lead averaged about 25 cents per pound compared to 28 cents per pound in the second quarter of 1997, an 11% decrease. The zinc price has dropped 19% from an average of 59 cents per pound in the second quarter of 1997 to a price of 48 cents per pound during the second quarter of this year.

GOLD
     Hecla's gold operations produced 67,000 ounces of gold during the first half of 1998, at a total cash cost of $181 per ounce. The Rosebud mine in northern Nevada produced 15,702 ounces of gold for Hecla's account in the second quarter, bringing the total for the year to 32,291 ounces. The mine operated at a total cash cost of production of $186 per ounce in the second quarter and has
reported an average total cash cost of $172 per ounce for the year so far.   As
anticipated, cash costs at Rosebud during the second quarter were higher than the same period a year ago because of a lower ore grade and the implementation of a planned definition drilling program to upgrade zones of inferred resources to proven and probable reserves where possible.

     Work has begun at the La Choya mine in northern Mexico to lay back the pit edge to expose an additional 20,000 ounces of gold ore. Mining operations at La Choya will be completed by the end of the year, although heap leach gold recovery will continue at least through 1999. Reclamation work is under way concurrent with mining. The mine has been very profitable, and even now toward the end of its life is producing gold at a low average total cash cost of $195 per ounce so far in 1998.

SILVER
     The silver segment of Hecla's business is on track to meet production expectations for the year, producing 3.2 million ounces during the first six
months.   Silver operations have maintained a near break-even level in 1998, despite depressed lead and zinc prices and a decrease in the price of silver from the first to second quarter of 1998. Silver production costs have decreased 17% since the first quarter of the year, with total cash costs averaging $3.70 per ounce during the second quarter.

     Work on the expansion at the Lucky Friday Unit in North Idaho continues on schedule, and about 85% of production is now coming from the new area. The transition to the expansion area should be completed in the third quarter of this year. As a result of the expansion, the Lucky Friday ore grade has improved from about 10 ounces of silver per ton in the second quarter of 1997 to nearly 18 ounces of silver per ton during the second quarter of this year. During that same time period, the average total cash cost per ounce has decreased from $5.48 per ounce to $4.23 per ounce. The mine produced about 1.8 million ounces of silver during the first six months of 1998, compared to about 948,000 ounces during the same period last year.

     The Greens Creek mine in Alaska produced 648,000 ounces of silver for Hecla's account during the second quarter, at an average total cash cost of $2.91 per ounce. Hecla holds a 30% interest in Greens Creek, which is a joint venture with Kennecott Greens Creek Mining Company. In the first six months of this year, Greens Creek produced 1.3 million ounces of silver for Hecla. Mining and milling costs per ton at Greens Creek have improved by 11% from the first six months of last year because of increased tonnage mined and less development work this year compared to last year. However, the cash cost per ounce has suffered in 1998 at Greens Creek because of depressed by-product metals prices and a lower-than-planned ore grade being mined, yielding fewer ounces than expected. The price of zinc, which has been depressed during the first six months of the year, has a significant effect on the cash cost per ounce of silver at the Greens Creek mine. Despite low by-product prices, Greens Creek has shown a significant operational improvement from the first quarter to the second quarter of this year, with cash costs decreasing from $3.55 per ounce of silver in the first quarter to $2.91 per ounce in the second quarter. Hecla still anticipates meeting its overall goal of producing
7 million ounces of silver from the Lucky Friday and Greens Creek mines in 1998.

INDUSTRIAL MINERALS
     Hecla's industrial minerals segment has shown a 9% improvement in gross profit during the first half of the year compared to the same period in 1997. Higher-than-expected sales were reported at Kentucky-Tennessee Clay Company. MWCA, a landscaping products subsidiary, is reporting a 17% increase in sales compared to the first six months of last year. Overall, the industrial minerals division is performing well in 1998.

OTHER
     Long-term debt for the company at the end of the second quarter was $32.5 million, down from $36 million at the end of the first quarter. Proceeds from borrowings in the first half of the year have been used for working capital requirements at Hecla's silver and industrial minerals operations, as well as for capital expenditures relating to the expansion at Lucky Friday.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

     Statements made which are not historical facts, such as anticipated production, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.

            Hecla Mining Company news releases can be accessed on the
                    Internet at:  http://www.hecla-mining.com
        You can also request a free fax of this entire news release from
                    BusinessWire NewsOnDemand at 800-344-7826

                              HECLA MINING COMPANY
   (dollars in thousands, except per share, per ounce and per pound amounts -
                                   unaudited)

                                   Second Quarter Ended             Six Months Ended
--------------------------------------------------------------------------------------------
HIGHLIGHTS                     June 30, 1998   June 30, 1997   June 30, 1998   June 30, 1997
--------------------------------------------------------------------------------------------
FINANCIAL DATA
--------------------------------------------------------------------------------------------
Total revenue                      $  47,058       $  48,139       $  89,721       $  91,746
Gross profit                           4,120           6,784           8,596          10,962
Net income                             2,996           3,054           5,843           3,572
Income (loss) applicable to
    common shareholders                  983           1,041           1,818            (453)
Basic and diluted income (loss)
  per common share                      0.02            0.02            0.03           (0.01)
Cash flow provided (used) by
   operating activities                7,871           7,141             595          (1,674)
--------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------
Gold operations                    $   8,375       $  14,549       $  17,630       $  29,924
Silver operations                      9,914           8,240          20,036          16,916
Industrial minerals                   27,366          23,280          48,118          41,685
                                   ---------       ---------       ---------       ---------
  Total sales                      $  45,655       $  46,069       $  85,784       $  88,525
--------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
--------------------------------------------------------------------------------------------
Gold operations                    $   1,483       $   4,797       $   3,488       $   7,827
Silver operations                       (334)           (925)             (1)         (1,565)
Industrial minerals                    2,971           2,912           5,109           4,700
                                   ---------       ---------       ---------       ---------
  Total gross profit               $   4,120       $   6,784       $   8,596       $  10,962
OTHER DATA
--------------------------------------------------------------------------------------------
EBITDA BY SEGMENT (1)
--------------------------------------------------------------------------------------------
Gold operations                    $   2,845       $    6,818      $   6,306       $  10,565
Silver operations                      1,767              922          4,735           2,711
Industrial minerals                    4,207            4,095          7,671           7,090
                                   ---------       ----------      ---------       ---------
  Total EBITDA                     $   8,819       $   11,835      $  18,712       $  20,366
--------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
--------------------------------------------------------------------------------------------
Gold - Ounces                         31,402           45,429         66,956          89,333
Silver - Ounces                    1,691,242        1,280,306      3,221,649       2,524,504
Lead  - Tons                           8,548            6,415         16,655          12,997
Zinc  - Tons                           4,607            4,354          8,862           8,562
Industrial minerals - Tons shipped   310,726          272,253        592,927         519,463
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)           179              146            170             169
  Total cash costs ($/oz.)               192              155            181             175
  Total production costs ($/oz.)         253              225            239             233
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)          3.70             3.61           4.06            3.40
  Total cash costs ($/oz.)              3.70             3.61           4.06            3.40
  Total production costs ($/oz.)        5.14             5.23           5.53            5.27
--------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
--------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                  307              371            303             373
Gold - London Final ($/oz.)              300              343            297             347
Silver - Handy & Harman ($/oz.)         5.71             4.76           5.97            4.89
Lead - LME Cash (cents/pound)           24.8             28.4           24.6            29.6
Zinc - LME Cash (cents/pound)           47.9             59.0           48.0            56.1

(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion, amortization and items classified as other operating expenses not occurring at the operating site. The company believes EBITDA is helpful in understanding cash flow generated from operations that is available for income taxes, debt service, capital expenditures, and other nonsite operating expenses.

                              HECLA MINING COMPANY
      Consolidated Statements of Operations and Comprehensive Income (Loss) (dollars and shares in thousands, except per share amounts - unaudited)

                                             Second Quarter Ended              Six Months Ended
                                        -----------------------------   -----------------------------
                                        June 30, 1998   June 30, 1997   June 30, 1998   June 30, 1997
                                        -------------   -------------   -------------   -------------
Sales of products                           $  45,655      $   46,069      $   85,784      $   88,525
                                            ---------      ----------      ----------      ----------
Cost of sales and other direct
    production costs                           36,487          34,234          67,014          68,160
Depreciation, depletion and
    amortization                                5,048           5,051          10,174           9,403
                                            ---------      ----------      ----------      ----------
                                               41,535          39,285          77,188          77,563
                                            ---------      ----------      ----------      ----------
Gross profit                                    4,120           6,784           8,596          10,962
                                            ---------      ----------      ----------      ----------
Other operating expenses:
  General and administrative                    2,136           1,912           4,277           4,033
  Exploration                                   1,136           2,438           1,952           3,792
  Depreciation and amortization                    99              78             193             157
  Provision for (benefit from) closed
     operations and environmental matters          72             (41)            131             148
                                            ---------      ----------      ----------      ----------
                                                3,443           4,387           6,553           8,130
                                            ---------      ----------      ----------      ----------
Income from operations                            677           2,397           2,043           2,832
                                            ---------      ----------      ----------      ----------
Other income (expense):
  Interest and other income                     1,403           2,070           3,937           3,221
  Miscellaneous expense                           (94)           (308)           (651)           (777)
  Gain on investments                           1,155             - -           1,241             - -
  Interest expense:
    Total interest cost                          (865)           (585)         (1,605)         (1,420)
    Less amount capitalized                       317             116             588             477
                                            ---------      ----------      ----------      ----------
                                                1,916           1,293           3,510           1,501
                                            ---------      ----------      ----------      ----------
Income before income taxes                      2,593           3,690           5,553           4,333
Income tax (provision) benefit                    403            (636)            290            (761)
                                            ---------      ----------      ----------      ----------
Net income                                      2,996           3,054           5,843           3,572
Preferred stock dividends                      (2,013)         (2,013)         (4,025)         (4,025)
                                            ---------      ----------      ----------      ----------
Income (loss) applicable to common
    shareholders                                  983           1,041           1,818            (453)
                                            ---------      ----------      ----------      ----------
Other comprehensive income (loss),
    net of tax:
Unrealized holding gains (losses)
    on securities                                  61            (287)             42            (118)
                                            ---------      ----------      ----------      ----------
Other comprehensive income (loss)                  61            (287)             42            (118)
                                            ---------      ----------      ----------      ----------
Comprehensive income (loss)                 $   1,044      $      754      $    1,860      $     (571)
                                            =========      ==========      ==========      ==========
Basic and diluted income (loss)
    per common share                        $    0.02      $     0.02      $     0.03      $    (0.01)
                                            =========      ==========      ==========      ==========
Weighted average number of common
    shares outstanding                         55,102          55,091          55,098          53,960
                                            =========      ==========      ==========      ==========



                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                         June 30, 1998    Dec. 31, 1997
------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                 $    6,108       $    3,794
  Accounts and notes receivable                 34,697           24,445
  Income tax refund receivable                   1,087              793
  Inventories                                   20,701           22,116
  Other current assets                           2,212            1,416
                                            ----------       ----------
    Total current assets                        64,805           52,564
Investments                                      3,204            2,521
Restricted investments                           7,207            7,926
Properties, plants and equipment, net          177,421          180,037
Other noncurrent assets                          8,321            7,620
                                            ----------       ----------
Total assets                                $  260,958       $  250,668
                                            ==========       ==========
------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses     $   13,381       $   12,590
  Accrued payroll and related benefits           3,343            2,436
  Preferred stock dividends payable              2,012            2,012
  Accrued taxes                                  1,179            1,016
  Accrued reclamation and closure costs          5,668            6,914
                                            ----------       ----------
    Total current liabilities                   25,583           24,968
Deferred income taxes                              300              300
Long-term debt                                  32,513           22,136
Accrued reclamation and closure costs           31,667           34,406
Other noncurrent liabilities                     8,641            8,518
                                            ----------       ----------
Total liabilities                               98,704           90,328
                                            ----------       ----------
------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
------------------------------------------------------------------------
Preferred stock                                    575              575
Common stock                                    13,792           13,789
Capital surplus                                374,017          373,966
Accumulated deficit                           (220,325)        (222,143)
Accumulated other comprehensive loss            (4,919)          (4,961)
Treasury stock                                    (886)            (886)
                                            ----------       ----------
Total shareholders' equity                     162,254          160,340
                                            ----------       ----------
Total liabilities and shareholders' equity  $  260,958       $  250,668
                                            ==========       ==========
Common shares outstanding at end of period      55,105           55,094
                                            ==========       ==========


                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                           Six Months Ended
                                                                   ------------------------------
                                                                   June 30, 1998   June 30, 1997
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------
Net income                                                            $    5,843     $    3,572
Noncash elements included in net income:
  Depreciation, depletion and amortization                                10,367          9,560
  Gain on disposition of properties, plants and equipment                 (2,326)        (1,089)
  Gain on investments                                                     (1,241)           - -
  Provision for reclamation and closure costs                                287            474
Change in:
  Accounts and notes receivable                                          (10,252)        (7,407)
  Income tax refund receivable                                              (294)           179
  Inventories                                                              1,415          3,104
  Other current assets                                                      (796)           694
  Accounts payable and accrued expenses                                      671         (5,330)
  Accrued payroll and related benefits                                       907           (185)
  Accrued taxes                                                              163           (229)
  Accrued reclamation and other noncurrent liabilities                    (4,149)        (5,017)
                                                                      ----------     ----------
Net cash provided (used) by operating activities                             595         (1,674)
                                                                      ==========     ==========

-------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
-------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                             (8,825)       (10,322)
Proceeds from disposition of properties, plants and equipment              3,506          1,242
Proceeds from sale of investments                                          1,241            - -
Decrease in restricted investments                                           719         13,784
Purchase of investments and increase in cash surrender
   value of life insurance                                                  (641)          (783)
Other, net                                                                  (807)         1,740
                                                                      ----------     ----------
Net cash provided (used) by investing activities                          (4,807)         5,661
                                                                      ----------     ----------

-------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------
Common stock issued under stock and stock option plans                        54             46
Issuance of common stock, net of offering costs                              - -         23,000
Dividends on preferred stock                                              (4,025)        (4,025)
Borrowings on long-term debt                                              26,500         27,000
Repayment on long-term debt                                              (16,003)       (50,067)
                                                                      ----------     ----------
Net cash provided (used) by financing activities                           6,526         (3,646)
                                                                      ----------     ----------
Net increase in cash and cash equivalents                                  2,314            341
Cash and cash equivalents at beginning of period                           3,794          7,159
                                                                      ----------     ----------
Cash and cash equivalents at end of period                            $    6,108     $    7,500
                                                                      ==========     ==========


                              HECLA MINING COMPANY
                                 Production Data

                                           Second Quarter Ended             Six Months Ended
                                        ----------------------------  ----------------------------
                                        June 30, 1998  June 30, 1997  June 30, 1998  June 30, 1997
--------------------------------------------------------------------------------------------------
LA CHOYA UNIT
--------------------------------------------------------------------------------------------------
Tons of ore processed                         101,903        580,664        834,146      1,332,619
Days of operation                                  91             91            181            181
Mining cost per ton                             $2.63          $2.09          $1.69          $2.59
Ore grade crushed - Gold (oz./ton)              0.014          0.026          0.018          0.031
Gold produced (oz.)                             9,953         18,820         23,360         39,175
Silver produced (oz.)                           1,114          2,154          2,622          4,089
Average cost per ounce of gold produced:
  Cash operating costs                           $200           $160           $194           $183
  Total cash costs                               $201           $161           $195           $184
  Total production costs                         $203           $200           $195           $224

--------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share) (1)
--------------------------------------------------------------------------------------------------
Tons of ore mined                              44,381         38,180         83,876         38,180
Tons of ore milled                             42,844         32,539         81,411         32,539
Days of operation                                  91             91            181             91
Mining cost per ton                            $24.97         $28.12         $26.66         $28.12
Milling cost per ton                           $14.00         $10.83         $12.42         $10.83
Ore grade milled - Gold (oz./ton)               0.379          0.405          0.412          0.405
Ore grade milled - Silver (oz./ton)              2.81           2.97           3.06           2.97
Gold produced (oz.)                            15,702         12,227         32,291         12,227
Silver produced (oz.)                          60,053         54,234        121,990         54,234
Average cost per ounce of gold produced:
  Cash operating costs                           $166           $123           $153           $123
  Total cash costs                               $186           $144           $172           $144
  Total production costs                         $284           $263           $271           $263

--------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
--------------------------------------------------------------------------------------------------
Tons of ore milled                             57,754         50,334        114,976         97,691
Days of operation                                  64             64            127            127
Mining cost per ton                            $47.88         $44.47         $44.64         $45.46
Milling cost per ton                            $8.37          $7.33          $8.38          $7.16
Ore grade milled - Silver (oz./ton)             17.85           9.86          16.60           9.94
Silver produced (oz.)                         981,281        488,014      1,817,411        947,561
Lead produced (tons)                            6,881          5,031         13,576         10,135
Zinc produced (tons)                              622            838          1,303          1,757
Average cost per ounce of silver produced:
  Cash operating costs                          $4.23          $5.48          $4.65          $4.97
  Total cash costs                              $4.23          $5.48          $4.65          $4.97
  Total production costs                        $5.05          $6.73          $5.53          $6.27


                                     (cont.)

                              HECLA MINING COMPANY
                             Production Data (cont.)

                                            Second Quarter Ended            Six Months Ended
                                        ----------------------------  ----------------------------
                                        June 30, 1998  June 30, 1997  June 30, 1998  June 30, 1997
--------------------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share)
--------------------------------------------------------------------------------------------------
Tons of ore milled                             39,921         36,283         76,318         73,063
Days of operation                                  91             91            181            181
Mining cost per ton                            $29.10         $37.65         $30.77         $36.55
Milling cost per ton                           $19.67         $22.08         $21.04         $21.60
Ore grade milled - Silver (oz./ton)             21.34          24.26          21.86          24.40
Silver produced (oz.)                         648,008        682,956      1,278,518      1,383,793
Gold produced (oz.)                             4,385          3,918          8,378          7,840
Lead produced (tons)                            1,667          1,384          3,079          2,862
Zinc produced (tons)                            3,985          3,516          7,559          6,805
Average cost per ounce of silver produced:
  Cash operating costs                          $2.91          $2.28          $3.23          $2.32
  Total cash costs                              $2.91          $2.28          $3.23          $2.32
  Total production costs                        $5.28          $4.15          $5.55          $4.59

--------------------------------------------------------------------------------------------------
OTHER (2)
--------------------------------------------------------------------------------------------------

Gold produced (oz.)                             1,362         10,464          2,927         30,091
Silver produced (oz.)                             786         52,948          1,108        134,827

(1) The Rosebud mine commenced operations in April 1997.

(2) Includes the company's share of production from the Grouse Creek mine and other sources.


                                               CAPITAL EXPENDITURES
                                              (dollars in thousands)
                                                 Six Months Ended
                                        --------------------------------------
                                        June 30, 1998            June 30, 1997
                                        -------------            -------------

Rosebud (50%*)                           $      46                $    4,256
Lucky Friday                                 4,375                     2,701
Greens Creek (29.73%*)                       1,349                       751
La Choya                                       374                       - -
Industrial minerals                          2,069                     1,739
Capitalized interest                           588                       477
Other                                           24                       398
                                        ----------                ----------
  Total Capitalized                     $    8,825                $   10,322
                                        ==========                ==========

Hecla's share


                                HEDGED POSITIONS
                               As of June 30, 1998

            Silver: 1,250,000 ounces hedged @ average price of $6.18.

               Gold: 6,000 ounces hedged @ average price of $354.